Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

May 31, 2011

Amanda Ravitz
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Revolutions Medical Corporation
Registration Statement on Form S-1
Filed April 4, 2011
File No. 333-173340

Dear Ms. Ravitz:

By letter dated May 3, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Revolutions Medical Corporation (“Revolutions Medical” or the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed April 6, 2011. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1. Refer to our comments on your annual report on Form 10-K in our letter dated April 28, 2011.  Please resolve outstanding comments prior to requesting effectiveness.

RESPONSE: We have amended the Company’s audited financial statements and footnotes based on the aforementioned comments from the Staff.  We will make sure all outstanding comments are resolved prior to requesting effectiveness of the Registration Statement.

Prospectus Summary, page 6

2. Please revise your summary section to disclose the concerns raised by your auditors about your ability to continue as a going concern.

RESPONSE: We have amended the Registration Statement to include disclosure regarding the concerns raised by our auditors about the Company’s ability to continue as a going concern.

3. We note your disclosure that on February 22, 2009 you announced that you had received notification from the FDA that the 501K application for the 3cc RevVac Safety Syringe was cleared.  We also note that the determination of substantial equivalence of that device appears to be addressed to Son Medical.  Please clarify why the determination of substantial equivalence is directed to Son Medical and the nature of your relationship with that entity.

RESPONSE: The FDA’s website mistakenly listed SON Medical in place of Revolutions Medical Corporation regarding the determination of substantial equivalence for the 3cc RevVac Safety Syringe.  SON Medical performed all of the Company’s FDA testing and filing.  We have received an email from Edwena R. Jones in the Premarket Notification (510(k)) Section, acknowledging the correction of such error.  The relevant email correspondence is attached hereto as Exhibit A.

Report of Independent Registered Public Accounting Firm, page 45

4. We note that the report appears to be dated March 30, 2010 yet it relates to the year ended December 31, 2010.  Please provide a report that is dated after the end of the latest audited fiscal period.

RESPONSE: The report by our independent registered public accounting firm has been revised to include the proper date.

Signatures, page 73

5. It is unclear whether your registration statement has been signed by your controller or principal accounting officer, as required by Form S-1.  Please revise.

RESPONSE: We have revised the signature page to provide the proper signatures in accordance with Form S-1.

Exhibit 5.1

6. Please tell us how you intend to provide an opinion that is current at the time of effectiveness of the registration statement, given the language in the second sentence in the sixth paragraph.

RESPONSE: Our Company counsel has amended their opinion to provide that their opinion is limited to laws in effect at the time the Commission declares the Registration Statement effective.

Further, the Company acknowledges that:

(1)	Should the Commission of the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission of the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Rondald L. Wheet
Rondald L. Wheet
Chief Executive Officer

EXHIBIT A

EMAIL CORRESPONDENCE

From: Jones, Edwena [mailto:Edwena.Jones@fda.hhs.gov]
Sent: Thursday, May 12, 2011 1:53 PM
To: 'Skavalla@revolutionsmedical.com'
Subject: FW: Revolutions Medical Corp
Importance: High

Dear Ms. Kavalla,

Your request to have the company's name corrected in the 510k database has been completed. The correction (Revolutions Medical Corporation Inc.) will be reflected on the next database update (around the 5th of every month). All information as submitted prior to clearance is maintain in our database, therefore, I will not be able to change the original address entered.

Please contact Registration and Listing at (301)796-7100 (if this is required for your device) to update your company's address.

Best regards,
Edwena

Edwena R. Jones
Premarket Notification (510(k)) Section
301-795-6308

From: CDRH Small Manu. Assistance
Sent: Wednesday, May 11, 2011 10:41 AM
To: Jones, Edwena
Cc: Shulman, Marjorie G.
Subject: FW: Revolutions Medical Corp
Importance: High

Hi Edwena,

Please assist

Thanks
Joe

Joseph Tartal, Technical Branch Chief
DSMICA

From: Sarah [mailto:Skavalla@revolutionsmedical.com]
Sent: Wednesday, May 11, 2011 9:41 AM
To: CDRH Small Manu. Assistance
Subject: Revolutions Medical Corp
Importance: High

To Whom It May Concern:

Good morning, I am contacting you regarding 501K number K083193.  You have that SON Medical is the applicant name, that is incorrect.  If you click on details it says Revolutions Medical that is correct.  The address on the first screen where it says SON Medical is our old address and we are not and were never SON Medical.

Can you please correct that?

Sarah E. Kavalla
Corporate Office Manager
843-971-4848 Office
561-758-0664 Cell
843-971-6917 Fax
www.revolutionsmedical.com
670 Marina Drive
3rd Floor
Charleston, SC 29492